Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:      Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

July 29, 2010

Sierra Wireless Reports Second Quarter 2010 Results

•                  Exceeded earnings guidance for the quarter on record revenue and lower non-GAAP operating expenses

•                  Record quarterly revenue of  $159.1 million, up 18%  compared to the second quarter of 2009

•                  GAAP loss from operations of $3.5 million and loss per share of $0.28

•                  Non-GAAP earnings from operations of $4.7 million and non-GAAP diluted earnings per share of $0.14

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) today reported second quarter 2010 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

Revenue for the second quarter of 2010 was $159.1 million, an increase of 18% compared to $135.3 million in the second quarter of 2009 and an increase of 5% compared to $151.3 million in the first quarter of 2010.   Our record revenue was driven by strong demand for both Machine-to-Machine (“M2M”) and Mobile Computing products in the quarter.  M2M revenue increased to $83.6 million, up 53% compared to $54.6 million in second quarter of 2009.   Mobile Computing revenue was $75.5 million, down 6% compared to $80.7 million in the second quarter of 2009, but up 21% sequentially from the first quarter of 2010.

“Strong, broad based demand, combined with lower operating expenses, enabled us to deliver record quarterly revenue and better than expected earnings, despite industry wide component supply constraints” said Jason Cohenour, President and Chief Executive Officer. “Our sequential revenue growth was driven by the launch of new AirCard products with key customers, while our M2M business experienced exceptional year over year growth across a number of key market segments.”

On a GAAP basis, gross margin was 29.0% in the second quarter of 2010, compared to 35.8% in the same period of 2009.  Operating expenses were $49.7 million and loss from operations was $3.5 million in the second quarter of 2010, compared to $64.7 million and $16.2 million, respectively, in the same period of 2009.  Our net loss was $8.6 million, or loss per share of $0.28, compared to a net loss of $5.9 million, or loss per share of $0.19, in the second quarter of 2009.

On a non-GAAP basis, gross margin in the second quarter of 2010 was 29.1%, compared to 35.9% in the second quarter of 2009.  Operating expenses and earnings from operations were $41.7 million and $4.7 million, respectively, compared to $45.8 million and $2.8 million, respectively, in the second quarter of 2009.     Net earnings were $4.4 million, or $0.14 per diluted share, compared to net earnings of $1.5 million, or $0.05 per diluted share, in the second quarter of 2009.

Non-GAAP results exclude transaction costs related the Wavecom acquisition, restructuring costs, acquisition related integration costs, stock based compensation expense, acquisition related amortization, foreign exchange gains or losses, tax adjustments and non-controlling interest related to non-GAAP adjustments.  The reconciliation between GAAP and non-GAAP results of operations is provided in the accompanying schedules.

Financial Guidance

The following guidance for the third quarter of 2010 reflects current business indicators and expectations.  Relative to Q2, we expect further revenue growth driven by higher demand, particularly for our AirCard® products.    Our guidance also reflects the uncertain macroeconomic environment and expected component supply constraints.  Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Consolidated
Q3 2010 Guidance	Non-GAAP

Revenue	$168.0 - $173.0 million
Earnings from operations	$5.4 - $6.4 million
Net earnings	$4.5 - $5.4 million
Diluted earnings per share	$0.15 - $0.17/share

Conference Call, Webcast and Instant Replay

Sierra Wireless will host a conference call and webcast today, Thursday, July 29 2010 at 2:30 PM PDT/5:30 PM EDT to review its second quarter 2010 results.  You can participate in the conference call either via telephone or webcast. To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call.  A live slide presentation will be available for viewing during the call from the link provided below.

Telephone participation:

Toll free (Canada and US):	1-888-231-8191 (passcode not required)
Outside Canada and the US:	1-647-427-7450 (passcode not required)

Webcast:

We will also broadcast our conference call over the Internet. To access the web broadcast, please follow the link below and choose one of the following options:

•                  If you are following the conference call on the phone, please choose the “Non-Streaming” version

•                  If you would prefer to follow online only, with streaming audio, select any of the other options according to your preferred format

http://event.on24.com/r.htm?e=218669&s=1&k=CA8CF12C48755ABFF6F27C77C947A4FC

The webcast will be available at the above link for 90 days following the call.

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days.

Audio only dial:  1-800-642-1687 (Canada and U.S.) or 1-416-849-0833

Passcode:  79283474  followed by the pound key (#)

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements in this press release include all financial guidance for the third quarter of 2010, and all other disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this press release and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this press release are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR — TSX: SW) is expanding the wireless world with a comprehensive offering of hardware, software, and connected services for mobile lifestyles and machine-to-machine communications. Our customers count on us to help them succeed with early access to new wireless technologies and innovative, reliable, high-performing solutions for a broad range of applications. For more information about Sierra Wireless, visit www.sierrawireless.com.

AirCard is a registered trademark, and AirPrime, AirLink, and AirVantage are trademarks belonging to Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Contact:	Media Contact:
David G. McLennan	Sharlene Myers
Chief Financial Officer	Public & Media Relations
(604) 231-1181	(604) 232-1445

Sierra Wireless, Inc.

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Revenue	$159,116	$135,348	$310,433	$246,755
Cost of goods sold	112,906	86,895	217,889	166,781
Gross margin	46,210	48,453	92,544	79,974

Expenses:
Sales and marketing	13,183	15,590	27,339	24,952
Research and development	21,534	22,672	42,075	37,636
Administration	8,835	10,792	18,419	17,339
Acquisition costs	—	804	—	7,326
Restructuring	1,581	8,869	3,192	10,595
Integration	1,631	936	3,477	1,190
Amortization	2,919	5,001	6,025	7,421
	49,683	64,664	100,527	106,459
Loss from operations	(3,473)	(16,211)	(7,983)	(26,485)

Foreign exchange gain (loss)	(5,460)	10,957	(9,118)	1,034
Other expense	(103)	(10)	(233)	(4,032)
Net loss before income taxes	(9,036)	(5,264)	(17,334)	(29,483)
Income tax expense (recovery)	(399)	1,229	(1,088)	962
Net loss	(8,637)	(6,493)	(16,246)	(30,445)
Net loss attributable to the non-controlling interest	(82)	(622)	(170)	(909)
Net loss attributable to Sierra Wireless, Inc.	(8,555)	(5,871)	(16,076)	(29,536)
Retained earnings (deficit), beginning of period	(26,147)	(2,392)	(18,626)	21,273
Deficit, end of period	$(34,702)	$(8,263)	$(34,702)	$(8,263)

Loss per share attributable to Sierra Wireless, Inc.:
Basic	$(0.28)	$(0.19)	$(0.52)	$(0.95)
Diluted	$(0.28)	$(0.19)	$(0.52)	$(0.95)

Weighted average number of shares (in thousands):
Basic	31,054	31,032	31,053	31,032
Diluted	31,054	31,032	31,053	31,032

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	June 30, 2010	December 31, 2009
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$102,009	$107,491
Short-term investments	13,428	26,898
Accounts receivable, net of allowance for doubtful accounts of $4,208 (2009 — $6,504)	102,620	86,466
Inventories	29,308	24,708
Deferred income taxes	6,485	6,168
Prepaid expenses	10,780	14,039
	264,630	265,770

Fixed assets	23,653	27,956
Intangible assets	70,820	86,674
Goodwill	88,504	95,064
Deferred income taxes	1,642	1,794
Other	2,971	7,261
	$452,220	$484,519

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$81,195	$71,035
Accrued liabilities	52,190	54,419
Deferred revenue and credits	615	750
Current portion of long-term obligations	1,437	3,371
Current portion of obligations under capital leases	204	293
	135,641	129,868

Long-term obligations	2,045	3,197
Obligations under capital leases	249	245
Other long-term liabilities	24,491	32,663
Deferred income taxes	1,547	1,950

Shareholders’ equity:
Share capital	326,084	326,043
Shares held for restricted share unit (“RSU”) distribution, at cost	(4,461)	(6,442)
Additional paid-in capital	14,182	13,133
Deficit	(34,702)	(18,626)
Accumulated other comprehensive loss	(14,016)	(37)
	287,087	314,071
Non-controlling interest in Wavecom S.A.	1,160	2,525
Total shareholders’ equity	288,247	316,596
	$452,220	$484,519

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Cash flows from operating activities:
Net loss	$(8,637)	$(6,493)	$(16,246)	$(30,445)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Amortization	8,763	11,620	17,484	18,366
Stock-based compensation	1,750	2,631	3,444	4,734
Non-cash restructuring and other	(901)	—	(897)	—
Deferred income taxes	(690)	5	(698)	—
Gain on disposal	(11)	(50)	(11)	(49)
Unrealized foreign exchange (gain) loss on restricted cash	—	(66)	—	15,653
Unrealized foreign exchange loss on term loan	—	—	—	1,215
Changes in operating assets and liabilities
Accounts receivable	(5,016)	15,317	(17,343)	34,175
Inventories	(7,106)	12,287	(6,511)	12,804
Prepaid expenses and other assets	6,169	(6,293)	6,120	(17)
Accounts payable	11,338	(8,437)	14,801	(17,517)
Accrued liabilities	(4,458)	(1,863)	(6,920)	(10,102)
Deferred revenue and credits	57	(204)	127	91
Net cash provided by (used in) operating activities	1,258	18,454	(6,650)	28,908

Cash flows from investing activities:
Business acquisition, net of cash acquired of $139,785	—	(19,575)	—	(26,493)
Acquisition of OCEANE convertible bonds	—	—	—	(104,767)
Decrease in restricted cash	—	29,543	—	175,820
Purchase of Wavecom S.A. shares	(1,553)	—	(1,553)	—
Proceeds on disposal	6	96	6	96
Purchase of fixed assets	(3,803)	(4,343)	(5,718)	(6,819)
Increase in intangible assets	(1,022)	(453)	(1,999)	(1,480)
Purchase of short-term investments	(7,409)	(2,497)	(14,499)	(24,447)
Proceeds on maturity of short-term investments	5,083	23,591	27,969	24,060
Net cash provided by (used in) investing activities	(8,698)	26,362	4,206	35,970

Cash flows from financing activities:
Proceeds on issuance of term loan	—	—	—	102,716
Repayment of term loan	—	—	—	(103,931)
Financing costs	—	7	—	(3,914)
Issuance of common shares, net of share issue costs	7	—	28	—
Purchase of treasury shares for RSU distribution	—	—	—	(2,518)
Proceeds on exercise of Wavecom options	—	—	—	4,148
Repayment of long-term liabilities	(1,675)	(34)	(2,097)	(566)
Net cash used in financing activities	(1,668)	(27)	(2,069)	(4,065)

Effect of foreign exchange changes on cash and cash equivalents	(140)	(7,847)	(969)	(11,088)

Net increase (decrease) in cash and cash equivalents	(9,248)	36,942	(5,482)	49,725
Cash and cash equivalents, beginning of period	111,257	76,041	107,491	63,258
Cash and cash equivalents, end of period	$102,009	$112,983	$102,009	$112,983

SIERRA WIRELESS, INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
(in millions of U.S. dollars)	2010	2009	2010	2009

Revenue — GAAP and Non-GAAP	$159.1	$135.3	$310.4	$246.8

Gross margin — GAAP	$46.2	$48.5	$92.5	$80.0
Stock-based compensation	0.1	0.1	0.3	0.2
Gross margin — Non-GAAP	$46.3	$48.6	$92.8	$80.2

Loss from operations — GAAP	$(3.5)	$(16.2)	$(8.0)	$(26.5)
Stock-based compensation	1.8	2.6	3.4	4.7
Transaction costs	—	0.8	—	7.3
Restructuring and other costs	1.6	8.5	3.2	9.7
Integration costs	1.6	0.9	3.5	1.2
Acquisition related amortization	3.2	6.2	6.7	8.6
Earnings from operations — Non-GAAP	$4.7	$2.8	$8.8	$5.0

Net loss — GAAP	$(8.6)	$(5.9)	$(16.1)	$(29.5)
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax	7.5	18.8	15.6	30.9
Foreign exchange (gain) loss	5.5	(11.0)	9.1	(1.0)
Interest expense	—	—	—	4.3
Non-controlling interest	—	(0.4)	(0.1)	(0.7)
Net earnings — Non-GAAP	$4.4	$1.5	$8.5	$4.0

Loss per share — GAAP	$(0.28)	$(0.19)	$(0.52)	$(0.95)
Diluted earnings per share — Non-GAAP	$0.14	$0.05	$0.27	$0.13

SIERRA WIRELESS, INC.

REVENUE BY BUSINESS LINE

(Expressed as a percentage of revenue)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

M2M	53%	40%	55%	35%
Mobile computing	47	60	45	65
	100%	100%	100%	100%

SIERRA WIRELESS, INC.

REVENUE BY PRODUCT LINE

(Expressed as a percentage of revenue)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

AirPrime Intelligent Embedded Modules	47%	33%	50%	28%
AirCard Mobile Broadband Devices	43	57	41	62
AirLink Intelligent Gateways and Routers	8	8	7	8
AirVantage Solutions and Other	2	2	2	2
	100%	100%	100%	100%